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                                                               Exhibit (d)(4)(i)

[ING FUNDS LOGO]

June 14, 2006

Jim Adelsheim, CFA
Vice President and Relationship Manager
Wellington Management Company, LLP
75 State Street
Boston, MA 02109

Dear Mr. Adelsheim:

On Wednesday, June 7, 2006, the Board of Directors of ING Series Fund, Inc. voted to replace Wellington Management Company, LLP ("Wellington") as Sub-Adviser to ING Equity Income Fund. Thus, the Sub-Advisory Agreement (the "Agreement") with Wellington will terminate in accordance with Section 16 of the Agreement. ING Investment Management Co. will assume portfolio management duties August 14, 2006.

In the interim, we will be contacting you to facilitate a smooth transition. Further, the Board of Directors has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders. I know we can count on your cooperation in this regard.

Finally, on a personal note, I want to thank you and your team for all your support throughout this process. We continue to value our relationship with your firm.

Sincerely,


/s/ James M. Hennessy
-------------------------------------
James M. Hennessy
President and Chief Executive Officer
ING Series Fund, Inc.

cc: Laurie Tillinghast

7337 E. Doubletree Ranch Rd.      Tel: 480-477-3000        ING Series Fund, Inc.
Scottsdale, AZ 85258-2034         Fax: 480-477-2744
                                  www.ingfunds.com